Mercedes-Benz Auto Lease Trust 2017-A
Investor Report
Collection Period Ended   31-Oct-2018

Amounts in USD

Dates

Collection Period No.		19			
Collection Period (from... to)		1-Oct-2018	31-Oct-2018		
Determination Date		13-Nov-2018			
Record Date		14-Nov-2018			
Payment Date		15-Nov-2018			
Interest Period of the Class A-1, A-2b Notes (from... to)		15-Oct-2018	15-Nov-2018	Actual/360 Days	31
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 11/15/20		15-Oct-2018	15-Nov-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	439,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	675,000,000.00	144,318,778.50	88,320,269.86	55,998,508.64	82.960754	0.130845
Class A-2B Notes	225,000,000.00	48,106,259.49	29,440,089.95	18,666,169.54	82.960754	0.130845
Class A-3 Notes	453,000,000.00	453,000,000.00	453,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	175,896,000.00	175,896,000.00	175,896,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,967,896,000.00**	**821,321,037.99**	**746,656,359.81**	**74,664,678.18**		
Overcollateralization	381,831,719.47	411,202,350.91	411,202,350.91			
Total Securitization Value	**2,349,727,719.47**	**1,232,523,388.90**	**1,157,858,710.72**			
present value of lease payments	858,232,311.95	216,711,239.89	191,082,082.26			
present value of Base Residual Value	1,491,495,407.52	1,015,812,149.01	966,776,628.46			

	Amount	Percentage
Initial Overcollateralization Amount	381,831,719.47	16.25%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	411,202,350.91	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	387,705,073.71	16.50%
Current Overcollateralization Amount	411,202,350.91	17.50%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.150000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.530000%	184,006.44	0.272602	56,182,515.08	83.233356
Class A-2B Notes	2.479500%	102,712.88	0.456502	18,768,882.42	83.417255
Class A-3 Notes	1.790000%	675,725.00	1.491667	675,725.00	1.491667
Class A-4 Notes	2.010000%	294,625.80	1.675000	294,625.80	1.675000
Total		**1,257,070.12**		**$75,921,748.30**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**2,232,241,333.50**	**1,115,037,002.93**	**1,040,372,324.75**

Available 2017-A Collections

Lease Payments Received	23,568,588.09
Net Sales Proceeds-early terminations (incl Defaulted Leases)	37,557,743.44
Net Sales Proceeds-scheduled terminations	23,540,120.10
Excess wear and tear included in Net Sales Proceeds	174,139.95
Excess mileage included in Net Sales Proceeds	398,388.40
Subtotal	**84,666,451.63**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	129,718.93
Total Available Collections	**84,796,170.56**

Distribution on the Exchange Note

(1) Total Servicing Fee		1,027,102.82
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(2.02%)	1,876,978.95
(3) Exchange Note Principal Distributable Amount		74,664,678.18
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		7,227,410.61
Total Distribution		**84,796,170.56**

Available Funds ABS Notes

Total Exchange Note Payments	76,541,657.13
Reserve Account Draw Amount	0.00
Total Available Funds	**76,541,657.13**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,257,070.12
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	74,664,678.18
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	619,908.83
Total Distribution	**76,541,657.13**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,027,102.82	1,027,102.82	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,257,070.12	1,257,070.12	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	184,006.44	184,006.44	0.00
thereof on Class A-2B Notes	102,712.88	102,712.88	0.00
thereof on Class A-3 Notes	675,725.00	675,725.00	0.00
thereof on Class A-4 Notes	294,625.80	294,625.80	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,257,070.12	1,257,070.12	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	74,664,678.18	74,664,678.18	0.00
Principal Distribution Amount	74,664,678.18	74,664,678.18	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,874,319.30
Reserve Fund Amount - Beginning Balance	5,874,319.30
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,337.00
minus Net Investment Earnings	10,337.00
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,874,319.30
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,337.00
Net Investment Earnings on the Exchange Note	
Collection Account	119,381.93
Investment Earnings for the Collection Period	129,718.93

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,349,727,719.47	56,402
Securitization Value beginning of Collection Period	1,232,523,388.90	35,785
Principal portion of lease payments	17,280,692.68	
Terminations- Early	32,140,732.72	
Terminations- Scheduled	19,458,479.15	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	5,784,773.63	
Securitization Value end of Collection Period	1,157,858,710.72	33,921

Pool Factor	49.28%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.90%
Weighted Average Remaining Term (months)	23.54	9.51
Weighted Average Seasoning (months)	13.49	27.94
Aggregate Base Residual Value	1,737,055,942.00	1,025,171,970.36
Cumulative Turn-in Ratio		91.15%
Proportion of base prepayment assumption realized life to date		51.72%
Actual lifetime prepayment speed		0.51%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,154,404,063.28	33,825	99.70%
31-60 Days Delinquent	2,553,138.05	69	0.22%
61-90 Days Delinquent	685,764.60	20	0.06%
91-120 Days Delinquent	215,744.79	7	0.02%
Total	1,157,858,710.72	33,921	100.00%

Delinquency Trigger		**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.078%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,449,266.52	38	32,241,930.26	823
Liquidation Proceeds	872,956.17		24,205,966.88	
Recoveries	408,671.50		6,218,600.78	
Principal Net Credit Loss / (Gain)	167,638.85		1,817,362.60	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.168%	
Prior Collection Period	(0.008%)	
Second Prior Collection Period	(0.362%)	
Third Prior Collection Period	(0.019%)	
Four Month Average	(0.055)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.077%

Average Net Credit Loss / (Gain)   2,208.22

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	55,934,718.98	1,826	707,607,089.99	21,649
Sales Proceeds and Other Payments Received	57,872,482.07		707,811,469.67	
Residual Loss / (Gain)	(1,937,763.09)		(204,379.68)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.946)%	
Prior Collection Period	(0.779)%	
Second Prior Collection Period	(0.490)%	
Third Prior Collection Period	1.116 %	
Four Month Average	(0.525)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.009)%

Average Residual Loss / (Gain)   (9.44)